Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED
2008 FEB 25 A 5:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08000951

Exemption File No. 82 – 35005

21st February, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India :

(1) A letter dated 20th February, 2008 alongwith a Media Release dated 20th February, 2008.

(2) A letter dated 21st February, 2008 alongwith a Media Release dated 21st February, 2008.

We enclose herewith a copy of the aforesaid lettersfor your information and record.

Kindly take the same on record.

Thanking You.

Yours faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Encl: As above

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

February 20, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the Media Release dated February 20, 2008 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Reliance Communications consolidates Global Telecom Business under "Reliance Globalcom"

Among Worlds Top 5 Global Datacommunications Enterprises

Reliance Globalcom annualised start-up revenues at US $ 1.32 Bn (Rs. 5279 crore)

Reliance Globalcom annualised start-up EBIDTA at US $ 334 Mn (Rs. 1337 crore)

Reliance Globalcom to address over US $ 285 Bn (Rs. 1,11,400 crore) Global communication market potential

Mumbai, February 20th 2008: Reliance Communications Limited, India's largest integrated telecommunications provider, under a significant consolidation of its Global telecommunications business and operations today announced a new umbrella brand "Reliance Globalcom" for all its Global initiatives. Reliance Globalcom brings under its fold a diverse portfolio of global communications business services, including Global Voice, Managed Network, Carrier Ethernet, and Fiber Capacity Businesses into a single group.

"In creating Reliance Globalcom, we are aligning our global communications strategies into a single vision to create one of the top five global communications companies in the world," said Mr. Anil. D. Ambani, Chairman of Reliance Communications. ***"Reliance Globalcom, structured to serve the existing and emerging fast growing demands of our Global customers, would add significant value for the shareholders of India's largest and most profitable Telecom enterprise".***

Reliance Globalcom would target the fast growing potential in the Global Telecom arena with annual addressable revenue potential of $ 285 Bn (Rs. 1,14,000 crore). With the consolidation of the Global Business, Reliance Globalcom will have annualised start-up revenues of US$ 1.32 Bn (Rs. 5279 crore) and EBIDTA of US $ 334 Mn (Rs. 1337 crore).

"Reliance Globalcom" will deliver a broad portfolio of data and voice services spanning across the Enterprise, Wholesale, Managed Services and Consumer segments by leveraging FLAG's global telecom infrastructure and Yipes expertise in the plug-n-play Ethernet technology. The voice services popularly known as Reliance India Call, Reliance Global call, Reliance Netcall and Reliance Passport will also come under the fold of "Reliance Globalcom".

Under this significant Consolidation to accelerate the growth of Global Business, Reliance Communications also announced the alignment of its subsidiaries. Yipes Enterprise Services Inc has changed its name to Reliance Globalcom Services Inc. and will now represent the Enterprise Division of the company. The product portfolio of FLAG Telecom, world's largest undersea cable system, has been rebranded as "Reliance FLAG". Managed Services division of Reliance Globalcom would tap the exponential growth potential in the emerging areas of

Network Operating Center, Hosting & Storage Services, Call Center Solutions and Voice Portal amongst others.

Reliance Globalcom will have presence in over 50 countries including the top twenty financial centers in the world, including New York, London, Tokyo, Paris, Chicago, Toronto, Frankfurt, Seoul, Taipei, Hong Kong, Beijing, Shanghai, San Francisco, Los Angeles, Singapore, Rome and Milan. Reliance Globalcom would leverage the world class fully IP-enabled Global Infrastructure of Reliance Communications, and its subsidiaries, including 1,75, 000 km of optic fibre and 20,000 km of Ethernet backbone in the US.

About Reliance Globalcom: Reliance Globalcom, a division of Reliance Communications, spearheads the Global Telecom operations of India's largest Integrated Telecom Service Provider. Reliance Globalcom brings together the synergies of Reliance Communications Global Business encompassing Enterprise Services, Capacity Sales, Managed Services and a highly successful bouquet of Retail products & services comprising of Global Voice, Internet Solutions and Value Added Services. The company serves over 1000 enterprises, 200 carriers and 1.4 million retail customers in 50 countries across 5 continents.

Reliance Globalcom's wholesale product "Reliance FLAG" is the worlds largest private undersea cable system spanning 65,000 kms seamlessly integrated with Reliance Communications 1, 10,000 kms of domestic optic fibre provides a robust Global Service Delivery Platform connecting 37 key business markets in India, the Middle East, Asia, Europe, and the U.S. through an overlay low-latency, global. MPLS-based IP network. Reliance Globalcom's Enterprise Division (formerly Yipes Inc.) is a leading provider of managed Ethernet and application delivery services for the global enterprise. The patented custom data-networking solutions empower businesses by delivering high performance, dynamic control, unmatched service quality, and rapid ROI. For further information, pls visit www.relianceglobalcom.com

About Reliance Communications: Reliance Communications Limited, founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 3,20,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of around 45 million including over 1.4 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications' corporate clientele includes 1850 Indian and multinational corporations, and over 200 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For further information, pls visit www.reliancecommunications.co.in

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For Further Information, pls contact Gaurav Wahi on +91 9322904680

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

February 21, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the Media Release dated February 21, 2008 being issued by the Company which is self explanatory .

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Reliance Communications forays in International Mobile market with GSM License in Uganda.

Reliance to offer GSM and 3G Mobile Services, Internet, National & International Long Distance services, in addition to Wi Max and Wi Fi in Uganda

Receives Spectrum Allocation in Uganda

Reliance targets investment of upto US$ 500 million (Rs. 2000 Crore) over next five years to establish integrated telecom network in Uganda.

Uganda has a total population of approx. 30 million with teledensity of 10%.

Mumbai 21 February 2008: Reliance Communications Limited today announced acquisition of Uganda based Anupam Global Soft (U) Ltd, a company holding Public Infrastructure Provider License (PIPL) and Public Service Provider License (PSPL) issued by Uganda Communications Commission. The acquisition, made through a subsidiary of Reliance Communications Limited, marks the first step in the Company's plans in the International Mobile market.

Under the existing Licenses, Reliance Communications targets to offer Mobile, Fixed Line, Internet, National and International Long Distance services, in addition to WiMax and Wifi services in Uganda.

This company has received Spectrum allocation and plans to launch its Mobile services by end of 2008. Reliance Communications Group is targeting to invest upto US$ 500 million (Rs. 2000 crore) in establishing a high quality, fully-IP enabled integrated telecom network in Uganda to capture the significant growth potential in this emerging African market.

Punit Garg, President, Global Business, Reliance Communications said, ***"Uganda telecom market is similar to what India was 8 years back. Our expertise in managing among worlds largest integrated telecom network, and deep understanding of diverse consumer segments makes us confident to achieve a significant position to add further value for our 2 million shareholders."***

The Company plans to connect the African continent with rest of the world by laying a submarine cable system through its arm Reliance FLAG plans to spend USD1.5 Billion (Rs. 6000 crore) in building a 1, 15, 000 Kms fully-IP enabled optic network to reach 2/3rd of World population.

Reliance Communications has ambitious global expansion plans and is concentrating on opportunities in emerging Asian and African markets. The Company has established a pan-India, next generation, integrated (wireless and wireline), convergent digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain.

Reliance Communications Limited, Registered Office H, Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710 Tel: 022-3038 6286, Fax 022-3037 6622

Uganda has a population of approx. 30 million with a significant literacy rate of approx. 62%. There were 3.016 million mobile subscribers by end-March 2007 (source: UCC), equivalent to a penetration rate of 10%, providing ample scope of expansion. The existing telecom players have been witnessing healthy subscriber and ARPU growth recently.

About Reliance Communications: Reliance Communications Limited, founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 3,20,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of around 45 million including over 1.4 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications' corporate clientele includes 1850 Indian and multinational corporations, and over 200 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For further information, pls visit www.reliancecommunications.co.in

---

For Further Information, pls contact Gaurav Wahi on +91 9322904680

END